Nuts and Bolts International, Inc.

929 Greenwood Circle

Cary, NC 27511

April 6, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen

Re:	Nuts and Bolts International, Inc.

Registration Statement on Form S-1

File No. 333-200624

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuts and Bolts International, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Wednesday, April 8, 2015, or as soon thereafter as possible.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NUTS AND BOLTS INTERNATIONAL, INC.

By:	/s/ Michael Hillerbrand
Name: Michael Hillerbrand
Title: President and Chief Executive Officer